Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended March 31,
	2015	2014
Income before income taxes	$577	$412
Add: Total fixed charges (per below)	318	354
Less: Interest capitalized	15	10

Total earnings before income taxes	880	756

Fixed charges:
Interest	141	178
Portion of rental expense representative of the interest factor	177	176

Total fixed charges	318	354

Ratio of earnings to fixed charges	2.8	2.1